Exhibit 20


FOR IMMEDIATE RELEASE


                                            Contact: Pamela Sherry

                                          Telephone: (910) 584-5171

                                                     Ext. 6768



LABORATORY CORPORATION OF AMERICA  ANNOUNCES RESIGNATION OF DAVID
                     C. WEAVIL, EVP AND COO


Burlington, NC, December 4, 1996 -- Laboratory Corporation of America Holdings (LabCorp) (NYSE: LH) today announced the resignation of David C. Weavil, Executive Vice President and Chief Operating Officer, effective immediately. Mr. Weavil's resignation came as a result of LabCorp's recently announced government settlement, and resolves all issues related to 1993-initiated federal investigations of prior billing practices for LabCorp's predecessor companies. These investigations, which were part of a broad-based inquiry into industry-wide billing practices, have resulted in settlements with a number of other clinical laboratories to date and are expected to result in additional settlements in the near future.

Ronald B. Sturgill, Executive Vice President, is assuming responsibilities as Chief Operating Officer until a successor is named. Mr. Sturgill, whose current responsibilities include Human Resources and the South Atlantic Operating Division, is a 25-year veteran of the Company and the clinical laboratory industry.

Laboratory Corporation of America Holdings (LabCorp) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.


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